UNITED STATE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-6
APPLICATION UNDER SECTION 310(a)(1) OF THE TRUST INDENTURE
ACT OF 1939

FOR DETERMINATION OF ELIGIBILITY OF A FOREIGN PERSON

TO ACT AS INSTITUTIONAL TRUSTEE

GENERAL INSTRUCTIONS
A. Rule as to the Use of Form T-6.
1. Items 1, 15, and 16 of Form T-6 shall be used by
corporations or other persons organized and doing business
under the
laws of a foreign government to make application to act as
a sole trustee under trust indentures to be qualified
pursuant
to Section 310(a)(1) of the Trust Indenture Act of 1939
(?Act?).
2. Subject to the provisions of General Instruction C,
Items 1 through 16 of Form T-6 shall be used for
statements of eligibility
under Section 310(a) of the Act of corporations or other
persons organized and doing business under the laws of a
foreign
government that are seeking an order authorizing their
eligibility under Section 310(a)(1) to act as a sole
trustee under trust
indentures to be qualified under the Act; and at the same
time are seeking to establish their eligibility to act as
trustee under
a particular indenture being qualified pursuant to Section
305 or 307 of this Act. Form T-1, rather than Form T-6,
shall
be used for statements of eligibility of foreign trustees
under trust indentures to be qualified pursuant to Section
305 or
307, where a prior order has been issued pursuant to
Section 310(a)(1) or 304(d).
B. Timing of Orders in Response to Applications on Form T-
6.
1. Orders in response to Forms T-6 filed pursuant to
Instruction A.1. above will be issued at such time as the
Commission
shall determine.
2. Orders in response to Forms T-6 filed pursuant to
Instruction A.2. above will be issued at the time the
registration statemen t
and indenture to which it relates are declared effective
and qualified.
C. Obligations Deemed to be in Default.
Item 13 requires disclosure of defaults by the obligor on
securities issued under indentures under which the
applicant is
trustee.
If the obligor is not in default, the applicant is
required to provide responses to Items 1, 2, 15, and 16 of
Form T-6. If the
obligor is in default, the applicant must respond to all
of the Items in the Form T-6.
An obligation shall be deemed to be in default upon the
occurrence of acts or conditions as defined in the
indenture, but
exclusive of any period of grace or requirement of notice.
D. Application of General Rules and Regulations.
The General Rules and Regulations under the Trust
Indenture Act of 1939 are applicable to statements of
eligibility on
this form. Attention is particularly directed to Rules 0-1
and 0-2 as to the meaning of terms used in the rules and
regulations.
Attention is also directed to Rule 10a-3 regarding the
filing of statements of eligibility and to Rule 7a-16
regarding the
inclusion of items, the differentiation between items and
answers, and the omission of instructions.
E. Scope of Items and Instructions.
The items and instructions require information only as to
the trustee, unless the context clearly shows otherwise.
F. Calculation of Percentages of Securities.
The percentages of securities required by this form are to
be calculated in accordance with the provisions of Rule
10b-1.
Potential persons who are to respond to the collection of
information contained in this form are not required to
respond SEC 2275 (01-07) unless the form displays a
currently valid OMB control number.
G. Items Relating to Underwriters.
Wherever any item of the form requires information with
respect to an underwriter for the obligor, the information
is
to be given as to every person who, within one year prior
to the date of filing the statement of eligibility, acted
as an
underwri ter of any security of the obligor outstanding on
the date of filing the statement and as to every proposed
principal
underwriter of the securities proposed to be offered. The
term ?principal underwriter? means an underwriter in
privity of
contract with the issuer of the securities as to which he
is an underwriter.
2



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FORM T-6
APPLICATION UNDER SECTION 310(a)(1) OF THE TRUST INDENTURE
ACT OF 1939

FOR DETERMINATION OF ELIGIBILITY OF A FOREIGN PERSON

TO ACT AS INSTITUTIONAL TRUSTEE

(Exact name of trustee as specified in its charter)
(Jurisdiction of incorporation or organization)
(Address and telephone number of principal executive
offices)
(Name, address and telephone number of agent for service)
(Exact name of obligor as specified in its charter)
(State or other jurisdiction of incorporation or
organization)	 (I.R.S. Employer Identification No.)
(Address of principal executive offices)	 (Zip code)
 (Title of the indenture securities)
Item 1. General information.
Furnish the following information as to the trustee ?
(a) Name and address of each examining or supervising authority to which it is subject.
(b) Whether it is authorized to exercise corporate trust powers.
Item 2. Affiliations with obligor.
If the obligor is an affiliate of the trustee, describe each such affiliation.
Instructions.
1. The term ?affiliate? is defined in Rule 0-2 of the General Rules and Regulations under the Act. Attention is also directed to Rule 7a-26.
2. Include the name of each such affiliate and the names of all intermediary affiliates, if any. Indicate the respective percentage of voting securities or other bases of control giving rise to the affiliation.
Item 3. Voting securities of the trustee.
Furnish the following information as to each class of voting securities of the trustee:
As of _______________________ (Insert date within 31
days).
Col. A. Col. B.

Title of Class Amount Outstanding

3

Instruction. The term ?voting security? is defined in
Section 303(16) of the Act.
Item 4. Trusteeships under other indentures.
If the trustee is a trustee under another indenture under which any other securities, or certificates of interest or participat ion in any other securities, of the obligor are outstanding, furnish the following information:
(a) Title of the securities outstanding under each such
other indenture.
(b) A brief statement of the facts relied upon as a basis for the claim that no conflicting interest within the meaning of
Section 3l0(b)(1) of the Act arises as a result of the trusteeship under any such other indenture, including a statement as to how the indenture securities will rank as compared with the securities issued under such other indenture.
Item 5. Interlocking directorates and similar
relationships with the obligor or underwriters.
If the trustee or any of the directors or executive
officers of the trustee is a director, officer, partner,
employee, appointe e,
or representative of the obligor or of any underwriter for the obligor, identify each such person having any such connection and state the nature of each such connection.
Instructions.
1.	 Notwithstanding General Instruction F, the term
?underwriter? as used in this item does not refer to any
person who is not
currently engaged in the business of underwriting.
2.	 The terms ?employee,? ?appointee,? and
?representative,? as used in this item, do not include
connections in the capacity
of transfer agent, registrar, custodian, paying agent, fiscal agent, escrow agent, or depositary, or in any other similar capacity or connections in the capacity of trustee,
whether under an indenture or otherwise.
Item 6. Voting securities of the trustee owned by the
obligor or its officials.
Furnish the following information as to the voting securities of the trustee owned beneficially by the obligor and each
director, partner, and executive officer of the obligor:
As of ________________________ (Insert date within 31
days).
Col. A Col. B Col. C Col. D
Name of Owner Title of Class
Amount Owned
Beneficially
Percentage of Voting
Securities Represented by
Amount Given in Col. C
Instructions.
1.	 Names of persons who do not own beneficially any of
the securities specified may be omitted.
2.	 No information need be given in any case where the
amount of voting securities of the trustee, owned
beneficially by the
obligor and its directors, partners, and executive
officers, taken as a group, does not exceed 1 percent of
the outstanding
voting securities of the trustee.
Item 7. Voting securities of the trustee owned by
underwriters or their officials.
Furnish the following information as to the voting securities of the trustee owned beneficially by each underwriter for the obligor and each director, partner, and executive officer
of each such underwriter:
As of ________________________ (Insert date within 31
days).
Col. A Col. B Col. C Col. D
Name of Owner Title of Class
Amount Owned
Beneficially
Percentage of Voting
Securities Represented by
Amount Given in Col. C
Instructions.
1.	 Instruction 1 to Item 6 shall be applicable to this
item.
2.	 The name of each director, partner, or executive
officer required to be given in Column A shall be set
forth under the name
of the underwriter of which he is a director, partner, or
executive officer.
3.	 No information need be given in any case where the
amount of voting securities of the trustee owned
beneficially by an
underwriter and its directors, partners, and executive officers, taken as a group, does not exceed 1 percent of the
outstanding voting securities of the trustee.
4

Item 8. Securities of the obligor owned or held by the
trustee.
Furnish the following information as to securities of the obligor owned beneficially or held as collateral security for
obligations in default by the trustee:
As of ______________________ (Insert date within 31 days).
Col. A Col. B Col. C Col. D
Title of Class
Whether the Securities
are Voting or
Nonvoting Securities
Amount Owned
Beneficially or Held as
Collateral Security for
Obligations in Default
Percentage of Class
Represented by
Amount Given
in Col. C
Instructions.
1.	 As used in this item, the term ?securities? includes
only such securities as are generally known as corporate
securities, but
shall not include any note or other evidence of
indebtedness issued to evidence an obligation to repay
monies lent to a
person by one or more banks, trust companies, or banking
firms, or any certificate of interest or participation in
any such
note or evidence of indebtedness.
2.	 For the purposes of this item the trustee shall not
be deemed the owner or holder of (a) any security which it
holds as
collateral security (as trustee or otherwise) for an
obligation which is not in default, or (b) any security
which it holds as
collateral security under the indenture to be qualified, irrespective of any default thereunder, or (c) any security which it
holds as agent for collection, or as custodian, escrow
agent or depositary, or in any similar representative
capacity.
3.	 No information need be furnished under this item as
to holdings by the trustee of securities already issued
under the
indenture to be qualified or securities issued under any
other indenture under which the trustee is also trustee.
4.	 No information need be given with respect to any
class of securities where the amount of securities of the
class which
the trustee owns beneficially or holds as collateral
security for obligations in default does not exceed 1
percent of the
outstanding securities of the class.
Item 9. Securities of underwriters owned or held by the
trustee.
If the trustee owns beneficially or holds as collateral security for obligations in default any securities of an underwriter for the obligor, furnish the following information as to
each class of securities of such underwriter any of which
are so owned
or held by the trustee:
As of _______________________ (Insert date within 31
days).
Col. A Col. B Col. C Col. D
Amount Owned
Title of Issuer
and Title of Class Amount Outstanding
Beneficially or Held as
Collateral Security for
Obligations in Default
by Trustee
Percentage of Class
Represented by Amount
Given in Col. C
Instruction. Instructions 1, 2, and 4 to Item 8 shall be
applicable to this item.
Item 10. Ownership or holdings by the trustee of voting securities of certain affiliates or security holders of the obligor.
If the trustee owns beneficially or holds as collateral security for obligations in default voting securities of a person who, to the knowledge of the trustee (1) owns 10 percent or
more of the voting securities of the obligor or (2) is an
affiliate, other
than a subsidiary, of the obligor, furnish the following information as to the voting securities of such person:
As of _______________________ (Insert date within 31
days).
Col. A Col. B Col. C Col. D
Amount Owned
Title of Issuer
and Title of Class Amount Outstanding
Beneficially or Held as
Collateral Security for
Obligations in Default
by Trustee
Percentage of Class
Represented by Amount
Given in Col. C
Instruction. Instructions 1, 2, and 4 to Item 8 shall be
applicable to this item.
5
Item 11.	 Ownership or holdings by the trustee of any
securities of a person owning 50 percent or more of the
voting
securities of the obligor.
If the trustee owns beneficially or holds as collateral security for obligations in default any securities of a person who, to
the knowledge of the trustee, owns 50 percent or more of
the voting securities of the obligor, furnish the
following informatio n
as to each class of securities of such person any of which
are so owned or held by the trustee:
As of _______________________ (Insert date within 31
days).
Col. A Col. B Col. C Col. D
Amount Owned
Title of Issuer
and Title of Class Amount Outstanding
Beneficially or Held as
Collateral Security for
Obligations in Default
by Trustee
Percentage of Class
Represented by Amount
Given in Col. C
Instruction. Instructions 1, 2 and 4 to Item 8 shall be
applicable to this item.
Item 12.	 Indebtedness of the Obligor to the Trustee.
Except as noted in the instructions, if the obligor is
indebted to the trustee, furnish the following
information:
As of _______________________ (Insert date within 31
days).
Col. A Col. B Col. C
Nature of Indebtedness Amount Outstanding Date Due
Instructions.
1.	 No information need be provided as to: (a) the
ownership of securities issued under any indenture, or any
security or
securities having a maturity of more than one year at the
time of acquisition by the indenture trustee; (b)
disbursements
made in the ordinary course of business in the capacity of trustee of an indenture, transfer agent, registrar, custodian,
paying agent, fiscal agent or depositary, or other similar capacity; (c) indebtedness created as a result of services rendered or premises rented; or indebtedness created as a result of goods or securities sold in a cash transaction;
(d)
the ownership of stock or of other securities of a
corporation organized under Section 25(a) of the Federal
Reserve
Act, as amended, which is directly or indirectly a
creditor of an obligor upon the indenture securities; or
(e) the
ownership of any drafts, bills of exchange, acceptances,
or obligations which fall within the classification of
selfliquidating paper.
2.	 Information should be given as to the general type
of indebtedness, such as lines of credit, commercial
paper, longterm notes, mortgages, etc.
Item 13. Defaults by the Obligor.
(a) State whether there is or has been a default with
respect to the securities under this indenture. Explain
the nature of
any such default.
(b) If the trustee is a trustee under another indenture
under which any other securities, or certificates of
interest or
participation in any other securities, of the obligor are outstanding, or is trustee for more than one outstanding series
of securities under the indenture, state whether there has
been a default under any such indenture or series,
identify
the indenture or series affected, and explain the nature
of any such default.
Item 14.	 Affiliations with the Underwriters.
If any underwriter is an affiliate of the trustee,
describe each such affiliation.
Instructions.
1.	 The term ?affiliate? is defined in Rule 0-2 of the
General Rules and Regulations under the Act. Attention is
directed to
Rule 7a-26.
2.	 Include the name of each affiliate and the names of
all intermediate affiliates, if any. Indicate the
respective percentage
of voting securities or other bases of control giving rise
to the affiliations.
6
Item 15.	 Substantial Equivalency of Trust Regulation in
the Foreign Jurisdiction and Eligibility of United States Trustees to Act as Sole Trustees in the Foreign
Jurisdiction.
(a) A discussion should be provided of the regulation in
the applicant?s home jurisdiction relating to the
supervision or
examination of indenture trustees, including regulatory provisions and their administration.
(b) The regulatory provisions and their administration in
the home jurisdiction shall be compared with United States regulation and administration with respect to supervision and examination of indenture trustees. The application
shall
discuss whether home jurisdiction supervision or
examination of trustees is substantially equivalent to
that in the
United States.
(c) The application shall discuss the eligibility of
United States persons to act as sole trustees in the
applicant?s home
country.
Instruction. An opinion of counsel addressing (1) whether supervision or examination of indenture trustees in the applicant?s home jurisdiction is substantially equivalent to that applicable in the United States, and (2) the eligibility of United States
trustees to act as sole trustee in the applicant?s home jurisdiction, may be required.
Item 16.	 List of exhibits.
List below all exhibits filed as a part of this statement
of eligibility.
Instruction. Subject to Rule 7a-29 permitting
incorporation of exhibits by reference, the following
exhibits are to be filed as
a part of the statement of eligibility of the trustee.
Such exhibits shall be appropriately lettered or numbered
for convenient
reference. Exhibits incorporated by reference may be
referred to by the designation given in the previous
filing. Where exhibit s
are incorporated by reference, the reference shall be made
in the list of exhibits called for under Item 16. If the
certificate of
authority to commence business (Exhibit 2) and/or the certificate to exercise corporate trust powers (Exhibit 3)
is contained
in another exhibit, a statement to that effect shall be
made, identifying the exhibit in which such certificates
are included. If
the applicable exhibit is not in English, a translation in English shall also be filed. In response to Exhibit 6, foreign trustees
should provide financial information sufficient to provide
the information required by Section 310(a)(2) of the Act.
1.	 A copy of the articles of association of the trustee
as now in effect.
2.	 A copy of the certificate of authority of the
trustee to commence business, if not contained in the
articles of association.
3.	 A copy of the authorization of the trustee to
exercise corporate trust powers, if such authorization is
not contained in the
documents specified in paragraph (1) or (2) above.
4.	 A copy of the existing bylaws of the trustee, or
instruments corresponding thereto.
5.	 A copy of each indenture referred to in Item 4, if
the obligor is in default.
6.	 A copy of the latest report of condition of the
trustee published pursuant to law or the requirements of
its supervising or
examining authority.
7.	 Trustee?s consent to service of process on Form F-X
[? 269.5 of this chapter].
8.	 Copies of applicable statutes, rules, regulations,
and the administrative interpretations of those provisions
affecting (a)
substantial equivalency of regulation with respect to supervision or examination of the trustee in the foreign jurisdiction to that of trustees subject to the jurisdiction of the
laws of the United States, any State, Territory, or the
District of
Columbia; and (b) eligibility of United States persons to
act as sole indenture trustees in the foreign
jurisdiction.
SIGNATURE
Pursuant to the requirements of the Trust Indenture Act of
1939 the trustee,
a                                       [state form of
organization] organized and existing under the laws of,
has duly caused this statement of eligibility to be signed
on its behalf by the undersigned, thereunto duly
authorized, all in the
City of                               , and State [or
other jurisdiction] of                                  ,
o n t he
           day of                ,         .
 (Year)
(Trustee)
 By:
 (Name and Title)
Instruction. The name of each person signing the statement
of eligibility shall be typed or printed beneath the
signature.